SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended March 31, 1996




                       PLANNING SCIENCES INTERNATIONAL PLC



                                  Tuition House
                                St George's Road
                                    Wimbledon
                                 London SW19 4EU
                                 United Kingdom
                    (Address of principal executive offices)





Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

         Form 20-F             X                      Form 40-F
                        ----------------                        ---------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

         Yes                                         No               X
                        ----------------                        ---------------


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

         82-      N.A.

                              Page 1 of 14 Pages
                        Exhibit Index Appears on Page 11

                       PLANNING SCIENCES INTERNATIONAL PLC
                                    Form 6-K


                                TABLE OF CONTENTS



                                                                                                         Page

Financial Information:

         Condensed  Consolidated  Balance Sheets as of March 31, 1996  (Unaudited)  and December
         31, 1995 (Audited)                                                                                3

         Condensed  Consolidated  Statements of Income for the three months ended March 31, 1996
         and 1995 (Unaudited)                                                                              4

         Condensed  Consolidated  Statements  of Cash Flows for the three months ended March 31,
         1996 and 1995 (Unaudited)                                                                         5

         Notes to Condensed Consolidated Financial Statements (Unaudited)                                  6

Management's Discussion and Analysis of Financial Condition and Results of Operations.                     8

Exhibit Index                                                                                             11
Exhibit A.        First Quarter Press Release                                                             12

         PLANNING SCIENCES INTERNATIONAL PLC
         Condensed Consolidated Balance Sheets

                                                                        -------------------------------------------------
                                                                        March 31, 1996                 December 31, 1995
                                                                        -------------------------------------------------
                                                                          (unaudited)                      (audited)
                                                                        -------------------------------------------------
                                                                                        (in thousands)

                                                                                US$                            US$
         Assets
         Current assets:
                  Cash and cash equivalents                                     639                       2,280
                  Accounts receivable, net of allowances                      5,018                       4,001
                  for doubtful accounts of $292 at March 31, 1996
                  (December 31, 1995 - $290)
                  Prepaid expenses and other current assets                   1,354                        381
                                                                           --------                   --------
                           Total current assets                               7,011                      6,662
                                                                           --------                   --------

         Property and equipment, net                                          1,527                      1,093
                                                                           --------                   --------
         Total assets                                                         8,538                      7,755
                                                                           --------                   --------

         Liabilities and shareholders' equity

         Current liabilities:
                  Bank overdraft                                                  -                        391
                  Current portion of lease obligations                          179                         84
                  Accounts payable                                              771                        546
                  Taxes payable                                                 458                        310
                  Accrued liabilities                                         1,118                      1,030
                  Deferred revenues                                           2,291                      1,967
                  UK value added tax                                            293                        373
                  Other accounts payable                                        328                        355
                                                                           --------                    -------
                           Total current liabilities                          5,438                      5,056

         Non current liabilities:
                  Deferred taxation                                              34                         34
                  Long-term portion of lease obligations                        320                        175
                                                                          ---------                    -------
                  Total liabilities                                           5,792                      5,265

         Shareholder's equity:
                  Ordinary shares                                             1,565                      1,565
                  Preference shares                                               -                          -
                  Additional paid-in capital                                    715                        715
                  Retained earnings                                             604                        278
                  Minority interest                                               3                          -
                  Cumulative translation adjustment                            (141)                       (68)
                                                                         ----------                   --------
                           Total shareholders' equity                         2,746                      2,490
                                                                         ----------                   --------
         Total liabilities and shareholders' equity                           8,538                      7,755
                                                                         ----------                   --------






                             See accompanying notes

         PLANNING SCIENCES INTERNATIONAL PLC
         Condensed Consolidated Statement of Operations
         (Unaudited)



                                                              ----------------------------------------
                                                                        Three months ended
                                                              ----------------------------------------
                                                              March 31, 1996            March 31, 1995
                                                              ----------------------------------------
                                                              (in thousands, except per share amounts)

                                                                       US$                       US$
         Revenues:
                  License                                              3,313                     2,570
                  Services and other                                   1,890                     1,245
                                                              --------------            --------------
                                                                       5,203                     3,815
                                                              --------------            --------------

         Cost of revenues
                  License                                                102                        68
                  Services and other                                   1,032                       764
                                                              --------------           ---------------
                                                                       1,134                       832
                                                              --------------           ---------------

                  Gross profit                                         4,069                     2,983

         Operating expenses
                  Sales and marketing                                  2,067                     1,500
                  Research and development                               597                       379
                  General and administrative                             885                       694
                                                             ---------------            --------------
         Total operating expenses                                      3,549                     2,573
                                                              --------------            --------------

         Income from operations                                          520                       410
         Other income (expense)                                           (2)                      (49)
                                                             ---------------            ---------------
                  Income before provision for taxes                      518                       361
         Provision for income taxes                                      192                       137
                                                              --------------            --------------
                  Net income                                             326                       224
                                                              ==============            ==============

         Net income per share                                          $0.04                     $0.03

         Weighted average shares outstanding                           8,895                     7,896





                             See accompanying notes

         PLANNING SCIENCES INTERNATIONAL PLC
         Condensed Consolidated Statements of Cash Flows
         (Unaudited)

                                                                           ----------------------------------------
                                                                                     Three months ended
                                                                            ----------------------------------------
                                                                            March 31, 1996            March 31, 1995
                                                                            ----------------------------------------
                                                                                         (in thousands)
                                                                                   US$                      US$
         Cash flows from operating activities

         Net income                                                               326                       224

         Adjustments to reconcile net income to net cash provided by operating activities
                  Depreciation                                                    95                          7
                  Minority interest                                                3                          -
                  Changes in operating assets and liabilities
                  Accounts receivable                                         (1,019)                   (1,342)
                  Provision for bad debts                                          2                          8
                  Supplies                                                         -                         (3)
                  Prepaid expenses and other receivables                        (972)                       238
                  Accounts payable                                               225                        172
                  Accrued liabilities and other expenses                         130                        859
                  Deferred revenues                                              324                        147
                                                                            --------                     ------
                  Net cash (used in) provided by operating activities           (886)                       310
                                                                            --------                     ------

         Cash flows from investing activities

                  Purchases of assets                                           (264)                      (260)
                                                                            --------                     ------
                  Net cash (used in) investing activities                       (264)                      (260)
                                                                            --------                     ------

         Cash flows from financing activities

                  Repayment of capital lease obligations                        (27)                         (1)
                  Increase (decrease) in bank overdraft                        (391)                        563
                                                                           --------                      ------
                  Net cash (used in) provided by financing activities          (418)                        562
                                                                           --------                      ------

         Effect of exchange rate changes on cash                                (73)                         65
                                                                           --------                      ------

         Net (decrease)/increase in cash                                     (1,641)                        677
                                                                           --------                      ------

         Cash at beginning of period                                          2,280                          43
                                                                           --------                      ------

         Cash at end of period                                                  639                         720
                                                                           ========                      ======



                             See accompanying notes

                       PLANNING SCIENCES INTERNATIONAL PLC

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)

                   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business
- --------

Planning Sciences International plc ("the Company") is incorporated in the United Kingdom. The Company develops, markets and supports high performance client/server decision support software for business planning and decision making. Its principal product is marketed under the name Gentia.

Basis of Presentation
- ---------------------

The consolidated financial statements are stated in United States dollars and are prepared under United States generally accepted accounting principles.

Interim Financial Information
- -----------------------------

The financial information at March 31, 1996 and for the three months ended March 31, 1996 and 1995 are unaudited but include all adjustments (consisting only of normal recurring adjustments) which the Company considers necessary for a fair presentation of the financial position at such date and the operating results and cash flows for those periods. Results of the three month period ended March 31, 1996 are not necessarily indicative of results that may be expected for the entire year. The condensed consolidated balance sheet at December 31, 1995 has been derived from the audited consolidated financial statements at that date. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the Securities and Exchange Commission Rules and Regulations. These condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes for the nine months ended December 31, 1995 included in the Company's Prospectus filed April 30, 1996.

Principles of Consolidation
- ---------------------------

The accompanying financial statements consolidate the accounts of the Company and its wholly and majority owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Foreign Exchange
- ----------------

The consolidated balance sheets of the Company and its foreign subsidiaries are translated from their respective functional currencies to United States dollars at period-end exchange rates and the statements of operations and cash flows at average rates for the relevant periods. Gains and losses resulting from translation are accumulated as a separate component of shareholders' equity. Net gains and losses resulting from foreign exchange transactions, which are not material in any of the reporting periods, are included in the consolidated statement of operations.

                       PLANNING SCIENCES INTERNATIONAL PLC


        NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                                   (UNAUDITED)

Per Share Information
- ---------------------

Net income per share information is computed based on the weighted average number of shares outstanding and dilutive share equivalents of outstanding share options using the treasury stock method. Net income per share is based upon the weighted average number of shares and equivalent shares outstanding during the period. Equivalent shares consist of share options and are excluded for the computation if their effect is anti-dilutive except that, pursuant to the Securities and Exchange Commission Staff Account Bulletins, shares and equivalent shares issued during the twelve month period ended March 12, 1996 have been included in the calculation as if they were outstanding for all periods through December 31, 1995 (using the treasury stock method for the options at the initial public offering price).

Reorganization of Share Capital
- -------------------------------

Effective on April 29, 1996 the Company reorganized its authorized and issued share capital as follows: its Deferred shares of 5p each and its "B" shares of 5p each were converted into "A" shares of 5p each and all of its "A" shares of 5p each were consolidated and redesignated as Ordinary shares of 15p each on the basis of one Ordinary share for every three "A" shares. All shares and references thereto in these financial statements have been restated to show the effect of this reorganization.

2   INITIAL PUBLIC OFFERING

On April 30, 1996 the Company completed its initial public offering of 3,000,000 American Depositary Shares, representing 3,000,000 Ordinary shares at US$16.00 per share, of which 2,000,000 shares were sold by the Company and 1,000,000 shares were sold by selling shareholders. The Company received proceeds of approximately US$29.7 million from the IPO, net of issuance costs.


3   LITIGATION

The Company is involved in one legal action arising in relation to patents in the U.S. While the outcome of this matter is currently not determinable, it is management's opinion that this matter will not have a material adverse effect on the Company's consolidated financial condition or results of its operations.

                       PLANNING SCIENCES INTERNATIONAL PLC


Management's Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 1996 and 1995.


Revenues
- --------

Revenues were $5.2 million in the 3 months ended March 31, 1996, an increase of 36% compared to revenues of $3.8 million for the 3 months ended March 31, 1995. License revenues were $3.3 million in the 3 months ended March 31, 1996, an increase of 29% over license revenues of $2.6 million for the 3 months ended March 31, 1995. Services and other revenues were $1.9 million in the 3 months ended March 31, 1996, an increase of 52% compared to $1.2 million for the 3 months ended March 31, 1995. The increase in revenues reflected both increased sales of the Company's Gentia product as well as increased consulting and maintenance services related thereto.

Gross Profit
- ------------

Gross profit was $4.1 million or 78% for the 3 months ended March 31, 1996, compared to $3.0 million or 78% for the 3 months ended March 31, 1995.

Sales and Marketing
- -------------------

Sales and marketing costs were $2.1 million in the 3 months ended March 31, 1996, an increase of 38% compared to $1.5 million in the 3 months ended March 31, 1995. The increase in dollar expenditure reflects the Company's increased investment in its sales and marketing organization. The Company expects these expenses will continue to increase as a result of its continued investment in its sales and marketing organization.

Research and Development
- ------------------------

Research and development costs were $597,000 in the 3 months ended March 31, 1996, an increase of 58% compared to $379,000 in the 3 months ended March 31, 1995. The increase is primarily as a result of hiring additional personnel to continue the Company's development program. The Company's research and development centre is located in Ipswich, England and related expenditure was therefore incurred predominantly in pounds sterling.

General and Administrative
- --------------------------

General and administrative costs were $885,000 in the 3 months ended March 31, 1996, an increase of 28% compared to $694,000 in the 3 months ended March 31, 1995. The Company expects general and administrative expenditures to increase in absolute dollar terms in 1996.

                       PLANNING SCIENCES INTERNATIONAL PLC

Management's Discussion and Analysis of Financial Condition and Results of Operations for the three months ended March 31, 1996 and 1995. (Continued)

Liquidity and Capital Resources
- -------------------------------

The Company has funded its operations from its operational cash flows, bank facilities and a $1 million private placement of equity in September 1995. The Company has a bank credit line of $500,000 in the United States and a bank overdraft facility of approximately $925,000 ((pound)600,000) in the United Kingdom none of which was outstanding at March 31, 1996. The bank overdraft facility, which is repayable on demand, is collateralized by the assets of the Company. Borrowing under the credit line, which expires in September 1996, would be collateralized by the U.S. assets of the Company.

Accounts receivable at March 31, 1996 were $5.0 million, an increase of 25% compared to December 31, 1995 reflecting the continuing growth of the Company's business. Prepaid expenses increased from $381,000 at December 31, 1995 to $1.4 million at March 31, 1996, primarily due to expenditure incurred in relation to the initial public offering of the Company.

Other Income (expenses)
- -----------------------

Other expenses were $2,000 in the 3 months ended March 31, 1996 compared to $49,000 in the 3 months ended March 31, 1995. The reduction was primarily due to a significant reduction in interest costs due to the Company's increased profitability and reduced use of bank facilities.

The information contained in Exhibit 1 hereto, consisting of the registrant's unaudited financial statements for the three months ended March 31, 1996, has been distributed to its security holders and is furnished to the Commission pursuant to Rule 13a-16 under the Securities Act of 1934, as amended (the "Act"). This report and the information furnished herewith shall not be deemed to be "filed" for the purposes of Section 18 of the Act or otherwise subject to the liabilities of that section.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  PLANNING SCIENCES
                                                  INTERNATIONAL PLC






                                               By: [Signature of Anthony K. Fox]
                                                   -----------------------------

                                                     Anthony K. Fox
                                                     Chief Financial Officer


Date:  May 17, 1996

                                  EXHIBIT INDEX


                                                                        Page
                                                                        ----

Exhibit A      First Quarter Press Release                               12